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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                           FFD Financial Corporation
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                                (Name of Issuer)

                          Common Shares, no par value
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                         (Title of Class of Securities)

                                  30243 C 10 7
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                                 (CUSIP Number)

                             Jason L. Hodges, Esq.
                      Vorys, Sater, Seymour and Pease LLP
                             Suite 2000, Atrium Two
                             221 East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 723-8590
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 17, 2007
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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--------------------------
CUSIP No. 30243 C 10 7            SCHEDULE 13D
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--------------------------

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   1.    Names of Reporting Persons

         Robert R. Gerber

         I.R.S. Identification Nos. of above persons (entities only)
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   2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]

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   3.    SEC Use Only


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   4.    Source of Funds (See Instructions)

         PF
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   5.    Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
                                                                            [ ]

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   6.    Citizenship or Place of Organization

         United States

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                     7.    Sole Voting Power

                           50,149
    Number of       -----------------------------------------------------------
     Shares          8.    Shared Voting Power
  Beneficially
      Owned                5,000
     By Each        -----------------------------------------------------------
    Reporting        9.    Sole Dispositive Power
     Person
      With                 26,349
                    -----------------------------------------------------------
                    10.    Shared Dispositive Power

                           28,800
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  11.    Aggregate Amount Beneficially Owned by Each Reporting Person

         55,149

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  12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                                                                            [ ]

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  13.    Percent of Class Represented by Amount in Row (11)

         5.2%

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  14.    Type of Reporting Person (See Instructions)

         IN
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                                      -2-
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Item 1.      Security and Issuer

             Common shares, no par value per share, of FFD Financial Corporation (the "Issuer").

Item 2.      Identity and Background

             (a)    Robert R. Gerber

             (b)    Robert R. Gerber
                    321 Wooster Avenue
                    Dover, Ohio 44622

             (c) Mr. Gerber is the Senior Vice President, Treasurer and Chief Financial Officer of the Issuer.

             (d) Mr. Gerber has not been convicted in any criminal proceeding in the past five years.

             (e) Mr. Gerber has not been a party to any civil proceeding regarding state or federal securities laws.

             (f)    Mr. Gerber is a citizen of the United States.

Item 3.      Source and Amount of Funds or Other Consideration

             The source of funds for Mr. Gerber is personal.

Item 4.      Purpose of Transaction

             Shares beneficially owned by Mr. Gerber have been acquired for investment.

Item 5.      Interest in Securities of the Issuer.

             (a) Mr. Gerber beneficially owns 55,149 shares, which is 5.2% of the Issuer's total issued and outstanding common shares.

             (b) Mr. Gerber has sole voting power with respect to 26,174 shares which he owns directly, 175 shares subject to vested stock options that he holds and 23,800 shares allocated to his ESOP account. Mr. Gerber has shared voting power with respect to 5,000 shares held jointly with spouse. Mr. Gerber has sole dispositive power with respect to the 26,174 shares he owns directly and the 175 shares subject to options. Mr. Gerber has shared dispositive power with respect to the 5,000 shares held jointly with his spouse and the 23,800 shares owned by the ESOP.

             (c)    Not applicable.

             (d)    Not applicable.

             (e)    Not applicable.

                                      -3-
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Item 6.      Contracts, Arrangements, Understandings or Relationships with
             Respect to Securities of the Issuer

             None.

Item 7.      Material to be Filed as Exhibits

             None.

                                      -4-
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                                   Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 8, 2008




                                       /s/ Robert R. Gerber
                                       ----------------------------------------
                                       Robert R Gerber

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